Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 7 DATED NOVEMBER 18, 2025

TO THE PROSPECTUS DATED APRIL 21, 2025

This Supplement No. 7 supplements, and should be read in conjunction with our prospectus dated April 21, 2025, Supplement No. 1 dated May 16, 2025, Supplement No. 2 dated June 20, 2025, Supplement No. 3 dated July 17, 2025, Supplement No. 4 dated August 18, 2025, Supplement No. 5 dated September 17, 2025, and Supplement No. 6 dated October 16, 2025. Defined terms used in this Supplement No. 7 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose that we met 100% of the $5.1 million in redemption requests for the month of October, 2025 even though those requests exceeded the $4.6 million (2.0% of NAV) cap by 10.9%;
•
to disclose the transaction price for each class of our common stock as of December 1, 2025;
•
to disclose the calculation of our October 31, 2025 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share and unit classes;
•
to update our portfolio disclosure.

December 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2025 (and repurchases as of November 30, 2025) is as follows:

Transaction Price (per share)
Class S	$19.76
Class I	$19.77
Class T	$19.76
Class D	$19.77

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

October 31, 2025 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	October 31, 2025	September 30, 2025
Investment in real estate	$1,088,300,000	$1,084,700,000
Investments in real estate-related assets	8,507,152	9,450,420
Investment in Infrastructure Fund, at Fair Value	8,523,080	8,549,436
Cash and cash equivalents	28,985,798	35,922,572
Other assets	13,122,466	12,748,555
Debt obligations (at fair market value)	(561,463,786)	(573,135,982)
Due to related parties(1)	(17,200,698)	(16,880,292)
Accounts payable and other liabilities	(22,980,464)	(19,285,994)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(2)	(26,564)	(24,243)
Non-controlling interests in subsidiaries	(260,302,085)	(252,655,777)
Sponsor Support repayment / special unit holder interest in liquidation	—	—
Net Asset Value	$285,464,899	$289,388,695
Number of outstanding shares and OP units(3)	14,439,239	14,665,114

(1) Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

(2) The distribution fee that is payable as of October 31, 2025 related to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units is shown in the table below.

(3) Includes (i) Class AX, Class TX, Class IX, Class T, Class D, Class I, and Class S shares of common stock; (ii) Class I OP Units issued in connection with the exercise of fair market value options for CF WAG Portfolio; (iii) Class T and Class I OP Units issued in connection with the exercise of fair market value options for CF Summerfield and CF WAG MH Portfolio; and (iv) Class I OP Units issued in exchange for tendered interests in CF WAG Portfolio DST 10.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of October 31, 2025.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$763,564,804	$387,479	$103,944,415	$38,047,380	$430,789	$196,376,888	$44,686,741	$1,147,438,496
Distribution fees due and payable	—	(82)	(18,964)	(2,173)	(77)	—	(5,268)	(26,564)
Debt obligations (at fair market value)	(373,626,987)	(189,601)	(50,862,007)	(18,617,316)	(210,793)	(96,090,998)	(21,866,084)	(561,463,786)
Due to related parties	(11,446,232)	(5,809)	(1,558,181)	(570,350)	(6,458)	(2,943,791)	(669,877)	(17,200,698)
Accounts payable and other liabilities	(15,292,386)	(7,760)	(2,081,759)	(761,999)	(8,628)	(3,932,963)	(894,969)	(22,980,464)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(173,218,445)	(87,900)	(23,580,303)	(8,631,236)	(97,727)	(44,549,066)	(10,137,408)	(260,302,085)
Monthly NAV	$189,980,754	$96,327	$25,843,201	$9,464,306	$107,106	$48,860,070	$11,113,135	$285,464,899
Number of outstanding shares/units	9,608,615	4,876	1,308,025	478,784	5,421	2,471,185	562,333	14,439,239
NAV per share/unit	$19.77	$19.76	$19.76	$19.77	$19.76	$19.77	$19.76

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	October 31, 2025
Stockholders’ equity under U.S. GAAP	$477,203,049
Adjustments:
Unrealized depreciation of real estate	(88,900,606)
Unrealized appreciation of real estate-related assets	3,166,885
Unrealized appreciation of infrastructure fund	—
Organization and offering costs	—
Acquisition costs	(8,780,913)
Deferred financing costs, net	(5,339,400)
Accrued distribution fee(1)	(82)
Accumulated depreciation and amortization	152,716,587
Fair value adjustment of debt obligations	36,219,991
Deferred rent receivable	(14,702,320)
Derivative assets, at fair value	(5,816,207)
Non-controlling interests in subsidiaries	(260,302,085)
NAV	$285,464,899

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

The valuations of our real properties as of October 31, 2025 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.6%	6.3%	5.7%	6.0%	6.3%
Residual Discount Rate	7.5%	7.2%	7.2%	6.8%	7.3%
Average Holding Period (Yrs)	8.8	10.0	10.0	12.0	9.4

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.5%	-2.5%	-2.6%	-2.1%	-2.5%
	0.25% Decrease	2.7%	2.7%	2.8%	2.3%	2.7%
Discount Rates	0.25% Increase	-1.6%	-1.8%	-1.9%	-2.0%	-1.7%
	0.25% Decrease	1.6%	1.9%	1.9%	2.1%	1.8%

October 31, 2025 Portfolio

As of October 31, 2025, lease expirations related to our net lease portfolio of real estate assets (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•2025 – 0.0%

•2026 – 0.0%

•2027 – 14.9%

•2028 – 12.4%

•2029 – 0.0%

•2030 – 0.0%

•2031 – 23.3%

•2032 – 18.1%

•2033 – 0.0%

•2034 – 0.0%

•After 2035 – 31.3%

As of October 31, 2025, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Multifamily – 32.8%

•Single Tenant Office – 25.7%

•Single Tenant Industrial – 21.7%

•Single Tenant Necessity Retail – 16.9%

•Single Tenant Life Sciences – 1.4%

•Data Center– 1.4%

As of October 31, 2025, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Ohio – 23.9%

•Maryland – 20.4%

•Texas – 18.5%

•California – 12.5%

•Wisconsin– 6.9%

•South Carolina -5.3%

•Arizona – 4.9%

•Other – 7.5%

As of October 31, 2025, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Common Equity – 100.0%

As of October 31, 2025, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up the majority of debt maturing in 2028, and has two one-year extension options), based on principal balances and adjusted for ownership percentage, was as follows:

•2025 – 0.0%

•2026 – 0.0%

•2027 – 0.0%

•2028 – 39.2%

•2029 – 0.0%

•2030 – 2.9%

•2031 – 40.3%

•2032 – 17.1%

•2033 – 0.4%

•2034 – 0.0%

•After 2035 – 0.0%

As of October 31, 2025, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily and data center investments), based on each asset’s fair value used in determining our NAV, was 6.7 years.

As of October 31, 2025, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 94.5%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of October 31, 2025, the total value of real estate assets (investment in real estate and investments in real estate-related assets) used in determining our NAV was $1.1 billion. The total value of real estate assets, as adjusted for ownership percentage amounts to $572 million.

As of October 31, 2025, we held $1.7 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $35.9 million available capacity to draw on our credit facility.

Status of Our Offerings

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. On November 3, 2025, pursuant to the Offering, we issued 680 shares of our common stock in the primary offering for total proceeds of $0.01 million and (ii) 12,527 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $0.247 million. As of October 31, 2025, our aggregate NAV was $285 million. On October 31, 2025, we repurchased 259,984 shares of common stock pursuant to our share repurchase program for aggregate consideration of $5.1 million, honoring 100% of redemption requests for the month of October 2025 notwithstanding the monthly redemption cap being $4.6 million. We intend to continue selling shares on a monthly basis.